# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ekso Bionics Holdings, Inc., CIK 0001549084
CUSIP: 282644400
Title of class of securities: Ordinary shares, nominal value $0.01 per share
Address of issuer's principal executive offices: 101 Glacier Point, Suite A, San Rafael, California (CA), 94901
Date of event which requires filing of this statement: 12/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001251859

## Reporting persons
- DANIEL ASHER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 321,763; sole dispositive power 0; shared dispositive power 321,763; aggregate amount beneficially owned 321,763 (9.48% of the class)
- DBA Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 156,763; sole dispositive power 0; shared dispositive power 156,763; aggregate amount beneficially owned 0 (4.62% of the class)

## Item 1. Issuer
Name of issuer: Ekso Bionics Holdings, Inc.
Address of issuer's principal executive offices: 101 Glacier Point, Suite A San Rafael, CA 94901

## Item 2. Person Filing
Name of person filing: Daniel Asher, DBA Trading, LLC
Address of principal business office or, if none, residence: 1011 Lake St. Suite 311 Oak Park IL 60301
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each reporting person.
Percent of class: See Row 11 of cover page for each reporting person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each reporting Person.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for each reporting Person.

Dan Asher is the beneficial owner of DBA Trading, LLC and deemed to control share voting and dispositive power over the shares held by them.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement of the Reporting Persons
99.2 Transactions of the Reporting Persons

## Signatures
- DANIEL ASHER: /s/ Daniel Asher, Daniel Asher (01/08/2026)
- DBA Trading, LLC: /s/ Fred Goldman, Fred Goldman, Member (01/08/2026)